Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF ARTICLES OF INCORPORATION

OF RICHFIELD OIL & GAS COMPANY

(Pursuant to Sections 78.385 and 78.390 of the Nevada Revised Statutes)

Richfield Oil & Gas Company, a corporation organized and existing under and by virtue of the Nevada Revised Statutes (the “Corporation”), does hereby certify:

FIRST: Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment of Articles of Incorporation of the Corporation, pursuant to the Nevada Revised Statutes, each ten (10) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.001 per share. The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. As authorized by the Board of Directors of the Corporation, stockholders of record immediately prior to the Effective Time are entitled to receive from the Corporation’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

SECOND: Upon the Effective Time, the first paragraph of “ARTICLE IV— CAPITAL STOCK” of the Corporation’s Articles of Incorporation is hereby amended to read in its entirety as set forth below:

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which the Corporation shall have authority to issue is 300,000,000 of which there shall be 50,000,000 shares of Preferred Stock, with $0.001 par value (the "Preferred Stock"), and 250,000,000 shares of Common Stock, with $0.001 par value (the "Common Stock").  Each share of such Common Stock shall have identical rights and privileges in every respect.

THIRD: Upon the Effective Time, the entire “ARTICLE V— DIRECTORS” of the Corporation’s Articles of Incorporation is hereby amended to read in its entirety as set forth below:

ARTICLE V

DIRECTORS

Unless otherwise set forth herein, the number of directors which constitute the Corporation’s Board of Directors shall be designated in the Bylaws.

FOURTH: Upon the Effective Time, the entire “ARTICLE VII— INDEMNIFICATION” of the Corporation’s Articles of Incorporation is hereby amended to read in its entirety as set forth below:

ARTICLE VII

INDEMNIFICATION

1.     Liability of Directors. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except as specifically provided under the Nevada Revised Statutes or any amendment or successor provision thereto. Notwithstanding the foregoing, a director shall be liable for reason that, in addition to any and all other requirements for such liability, he: (i) shall have breached his duty of loyalty to the Corporation or its stockholders; (ii) shall not have acted in good faith, or in failing to act, shall not have acted in good faith; (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of the Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect to any matter occurring, or any cause of action, suit or claim that, but for this Article VII would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2.     Insurance. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under this Article VII.

3.     Miscellaneous. The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of the heirs and personal representatives of such person.

FIFTH: This Certificate of Amendment shall become effective at 8:00 a.m., Nevada time, on the date of filing of this Certificate of Amendment.

SIXTH: This Certificate of Amendment was duly adopted in accordance with Section 78.390 of the Nevada Revised Statutes. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. A special meeting of stockholders was duly called upon notice in accordance with Section 78.370 of the Nevada Revised Statutes and held on October 19, 2012. The number of shares of Common Stock eligible to vote to approve the Certificate of Amendment was 285,940,590. Of such eligible shares, 192,394,435 shares were present or represented by proxy at the special meeting, of which 177,277,645 shares voted in favor of approving the Certificate of Amendment, which number is sufficient for approval and adoption of the Certificate of Amendment.

IN WITNESS WHEREOF, this Certificate of Amendment of Articles of Incorporation has been executed as of this 22nd day of October, 2012.

RICHFIELD OIL & GAS COMPANY

By:	/s/ Douglas C. Hewitt, Sr
Name: Douglas C. Hewitt, Sr Title: President & CEO